**Mercedes-Benz Auto Lease Trust 2014-A**
**Investor Report**
Collection Period Ended      31-Aug-2015

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 17 | | | |
| Collection Period (from... to) | 1-Aug-2015 | 31-Aug-2015 | | |
| Determination Date | 11-Sep-2015 | | | |
| Record Date | 14-Sep-2015 | | | |
| Payment Date | 15-Sep-2015 | | | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 17-Aug-2015 | 15-Sep-2015 | Actual/360 Days | 29 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Aug-2015 | 15-Sep-2015 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 393,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 405,000,000.00 | 50,480,451.20 | 8,441,723.97 | 42,038,727.23 | 103.799326 | 0.020844 |
| Class A-2B Notes | 405,000,000.00 | 50,480,451.20 | 8,441,723.97 | 42,038,727.23 | 103.799326 | 0.020844 |
| Class A-3 Notes | 564,290,000.00 | 564,290,000.00 | 564,290,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 220,000,000.00 | 220,000,000.00 | 220,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,987,290,000.00** | **885,250,902.39** | **801,173,447.93** | **84,077,454.46** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 392,699,193.90 | 423,638,076.52 | 423,638,076.52 | |
| **Total Securitization Value** | **2,379,989,193.90** | **1,308,888,978.91** | **1,224,811,524.45** | |
| present value of lease payments | 833,251,990.13 | 246,091,865.85 | 220,123,105.73 | |
| present value of Base Residual Value | 1,546,737,203.77 | 1,062,797,113.06 | 1,004,688,418.72 | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 392,699,193.90 | 16.50% |
| Target Overcollateralization Amount | 423,638,076.51 | 17.80% |
| Current Overcollateralization Amount | 423,638,076.52 | 17.80% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.200000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.480000% | 20,192.18 | 0.049857 | 42,058,919.41 | 103.849184 |
| Class A-2B Notes | 0.377600% | 15,355.03 | 0.037914 | 42,054,082.26 | 103.837240 |
| Class A-3 Notes | 0.680000% | 319,764.33 | 0.566667 | 319,764.33 | 0.566667 |
| Class A-4 Notes | 0.900000% | 165,000.00 | 0.750000 | 165,000.00 | 0.750000 |
| **Total** | | **520,311.54** | | **$84,597,766.00** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 27,075,399.93 | (1) Total Servicing Fee | 1,090,740.82 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 39,782,286.57 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 23,659,640.48 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 40,051.57 | (3) Interest Distributable Amount Class A Notes | 520,311.54 |
| Excess mileage included in Net Sales Proceeds | 434,077.77 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 90,517,326.98 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 84,077,454.46 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 785.65 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 90,518,112.63 | (9) Excess Collections to Certificateholders | 4,829,605.81 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **90,518,112.63** |
| **Total Available Funds** | **90,518,112.63** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,090,740.82 | 1,090,740.82 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 520,311.54 | 520,311.54 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 20,192.18 | 20,192.18 | 0.00 |
| thereof on Class A-2B Notes | 15,355.03 | 15,355.03 | 0.00 |
| thereof on Class A-3 Notes | 319,764.33 | 319,764.33 | 0.00 |
| thereof on Class A-4 Notes | 165,000.00 | 165,000.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 520,311.54 | 520,311.54 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 84,077,454.46 | 84,077,454.46 | 0.00 |
| | | | |
| Principal Distribution Amount | 84,077,454.46 | 84,077,454.46 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---|
| Reserve Fund Required Amount | 11,899,945.97 |
| Reserve Fund Amount - Beginning Balance | 11,899,945.97 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 101.08 |
| minus Net Investment Earnings | 101.08 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 11,899,945.97 |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 101.08 |
| Net Investment Earnings on the Exchange Note Collection Account | 684.57 |
| Investment Earnings for the Collection Period | 785.65 |

## Notice to Investors

Amounts in USD

## Pool Statistics

**Pool Data**

|  | Amount | Number of Leases |
|---|---:|---:|
| Cutoff Date Securitization Value | 2,379,989,193.90 | 56,365 |
| | | |
| Securitization Value beginning of Collection Period | 1,308,888,978.91 | 36,429 |
| Principal portion of lease payments | 18,951,583.10 | |
| Terminations- Early | 37,179,787.86 | |
| Terminations- Scheduled | 22,019,188.04 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 5,926,895.46 | |
| Securitization Value end of Collection Period | 1,224,811,524.45 | 34,361 |
| | | |
| Pool Factor | 51.46% | |

|  | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average Securitization Rate | 6.80% | 6.80% |
| Weighted Average Remaining Term (months) | 24.30 | 10.76 |
| Weighted Average Seasoning (months) | 10.25 | 25.64 |
| Aggregate Base Residual Value | 1,759,458,761.00 | 1,062,390,538.20 |
| Cumulative Turn-in Ratio | | 91.14% |
| Proportion of base prepayment assumption realized life to date | | 69.52% |
| Actual lifetime prepayment speed | | 0.58% |

Amounts in USD

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 1,220,042,065.24 | 34,234 | 99.61% |
| 31-60 Days Delinquent | 3,577,141.53 | 91 | 0.29% |
| 61-90 Days Delinquent | 983,899.48 | 29 | 0.08% |
| 91-120 Days Delinquent | 208,418.20 | 7 | 0.02% |
| Total | 1,224,811,524.45 | 34,361 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

| Credit Loss | Current |
|---|---|
| Securitization Value of Defaulted Leases BOP | 639,552.05 |
| Less Liquidation Proceeds | 547,430.38 |
| Less Recoveries | 420,107.95 |
| Current Net Credit Loss / (Gain) | (327,986.28) |
| Cumulative Net Credit Loss / (Gain) | 1,311,471.56 |
| Cumulative Net Credit Loss / (Gain) as % of Cutoff Date | |
|   Securitization Value | 0.055% |

| Residual Loss | Current |
|---|---|
| Securitization Value of Liquidated Leases BOP | 64,486,319.31 |
| Less sales proceeds and other payments received during | |
|   Collection Period | 63,462,608.09 |
| Current Residual Loss / (Gain) | 1,023,711.22 |
| Cumulative Residual Loss / (Gain) | 3,727,872.64 |
| Cumulative Residual Loss / (Gain) as % of Cut-off Date | |
|   Securitization Value | 0.157% |